Third Quarter 2021 Financial Results Call November 18, 2021 CONFIDENTIAL & PRIVATE

This presentation and the accompanying oral presentation includes forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that relate to our current expectations and views of future events.. All statements other than statements of historical facts contained in this presentation, including statements regarding when jurisdictions in North America or elsewhere may launch online iGaming or sports betting and/or when affiliate marketing will be permitted in those states, how many M&A transactions we can execute in any given year, if any, our 2021 – 2023 financial targets, fiscal 2021 outlook, and future results of operations and financial position, whether we can sustain our organic growth and make accretive acquisitions, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, contingencies, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially and/or significantly different from any future results, performance or achievements expressed or implied by the forward-looking statement. Such risks include our ability to manage expansion into the U.S. markets and other markets; compete in our industry; our expectations regarding our financial performance, including our revenue, costs, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow; the sufficiency of our cash, cash equivalents, and investments to meet our liquidity needs; mitigate and address unanticipated performance problems on our websites, or platforms; attract, retain, and maintain good relations with our customers; anticipate market needs or develop new or enhanced offerings and services to meet those needs; stay in compliance with laws and regulations, including tax laws, that currently apply or may become applicable to our business both in the U.S. and internationally and our expectations regarding various laws and restrictions that relate to our business; anticipate the effects of existing and developing laws and regulations, including with respect to taxation, and privacy and data protection that relate to our business; obtain and maintain licenses or approvals with gambling authorities in the U.S.; effectively manage our growth and maintain our corporate culture; identify, recruit, and retain skilled personnel, including key members of senior management; our ability to successfully identify, manage, consummate and integrate any existing and potential acquisitions; our ability to maintain, protect, and enhance our intellectual property; our intended use of the net proceeds from this offering; our ability to manage the increased expenses associated and compliance demands with being a public company; our ability to maintain our foreign private issuer status; and other important risk factors discussed under the caption “Risk Factors” in Gambling.com Group’s prospectus pursuant to Rule 424(b) filed with the US Securities and Exchange Commission (“SEC”) on July 23, 2021. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. The forward-looking statements included in this presentation are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor our advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Neither we nor our advisors undertake any obligation to revise, supplement or update any forward-looking statements for any reason after the date of this presentation to conform these statements to actual results or to changes in our expectations, even if new information becomes available in the future, except as may be required by law. You should read this presentation with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect. Unless otherwise indicated, information contained in this presentation concerning our industry, competitive position and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data, and our experience in, and knowledge of, such industry and markets, which we believe to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described above. These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by us. Industry publications, research, surveys and studies generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this presentation. The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Non-IFRS Financial Measures Management uses several financial measures, both IFRS and non-IFRS financial measures, in analyzing and assessing the overall performance of the business and for making operational decisions. EBITDA is a non-IFRS financial measure defined as earnings excluding net finance costs, income tax charge, depreciation, and amortization. Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense and other items that our board of directors believes do not reflect the underlying performance of the business. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue. We believe EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management as a measure of comparative operating performance from period to period as they remove the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events. While we use EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as compared to IFRS results are that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluating our performance.   Free Cash Flow is a non-IFRS financial measure defined as cash flow from operating activities less capital expenditures, or CAPEX. We believe Free Cash Flow is useful to our management as a measure of financial performance as it measures our ability to generate additional cash from our operations. While we use Free Cash Flow as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow is a substitute for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitation associated with the use of Free Cash Flow as compared to IFRS metrics is that Free Cash Flow does not represent residual cash flows available for discretionary expenditures due to the fact that the measure does not deduct the payments required for debt service and other obligations or payments made for business acquisitions. Free Cash Flow as we define it also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry.   Adjusted figures represent non-IFRS information. See the tables at the end of this presentation for an explanation of the adjustments and reconciliations to the comparable numbers. Safe Harbor Statement

Q3 and Company Highlights 4 Market Developments 5 Capital Allocation 6 Q3 Financial Results 7 YTD Financial Results 8 2021-2023 Financial Targets 9 2021 Outlook 10 AGENDA CONFIDENTIAL & PRIVATE

Q3 and Company Highlights Total revenue of $10.1 million grew 37% compared to $7.4 million the prior year Net income of $4.7 million, or $0.13 per diluted share, compared to $2.3 million, or $0.08 per diluted share, in the prior year Adjusted EBITDA(1) of $3.5 million decreased 14% compared to $4.0 million in the prior year, representing an Adjusted EBITDA margin of 34% Free cash flow (2) of $0.8 million decreased 81% compared to $3.9 million in the prior year due to expenses related to the public offering Completed successful public listing of common shares on the NASDAQ Global Market under the ticker symbol “GAMB” Launched BetArizona.com in time for the NFL season to provide Arizonan sports betting fans with comprehensive, state-specific gambling options Launched Marylandbets.com in Maryland and casinosource.nl and gambling.com/nl in The Netherlands September was the best month in Company history and U.S. revenues finished above internal expectations Adjusted figures represent non-IFRS information. See “Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers. Adjusted figures represent non-IFRS information. See “Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers.

Market Developments North America Added additional domains in select states to our portfolio to prepare for future expected U.S. launches Connecticut online casino and sports betting live as of October 12th; Louisiana began issuing licenses and granting waivers for affiliates to do business – online expected to launch in early 2022 New York regulators have approved nine sportsbooks to launch online sports betting in time for Super Bowl LVI Florida’s went live November 2nd with one operator and without affiliates; we expect affiliate revenue in the future. Ontario expected to launch in early 2022 Europe Netherlands online casino and sports betting live as of October 22nd; we believe we will see the financial benefit in 2022 German Interstate Treaty live as of July 1st ; we have seen revenue volatility and lower NDC values as a result of legal uncertainties and regulatory restrictions

Capital Allocation We continue to invest in our product portfolio and technology platform yet remain highly profitable We are not reliant on external financing for organic growth and free cash flow provides financing for inorganic growth Organic Investment Asset Acquisitions M&A We routinely purchase high-quality domain names and small websites to expand our online footprint and support future organic growth This is not included in our M&A guidance and strategy Aim to execute an average of 1-2 deals per year Preferred target size range of $20-50 million Seeking under-monetized and under-optimized digital media assets Capital allocations efforts are focused on expanding in the U.S., growing our share in more mature and developed markets, and entering new markets where and when new regulations come online

Q3 2021 Q3 2020 Change Revenue (millions) $10.1 $7.4 +37% Operating Expense (millions) ($7.7) ($3.9) +96% Operating Profit (millions) $2.4 $3.5 (31%) Net Income (millions) $4.7 $2.3 +103% Net Income per Diluted Share $0.13 $0.08 +63% Adjusted EBITDA (millions) $3.5 $4.0 (14%) Adjusted EBITDA margin (% of Revenue) 34% 54% NM(1) Cash from Operations (millions) $1.4 $4.0 (65%) Capital Expenditures (millions) $0.6 $0.1 NM(1) Free Cash Flow (millions) $0.8 $3.9 (81%) New Depositing Customers (thousands) 27 28 (3%) NM = not meaningful 1) Q3 2021 Financial Results (unaudited)

YTD 2021 YTD 2020 Change Revenue (millions) $32.0 $17.7 +81% Operating Expense (millions) ($21.3) ($11.0) +94% Operating Profit (millions) $10.8 $6.8 +59% Net Income (millions) $11.6 $6.6 +75% Net Income per Diluted Share $0.34 $0.22 +54% Adjusted EBITDA (millions) $16.1 $8.5 +89% Adjusted EBITDA margin (% of Revenue) 50% 48% NM(1) Cash from Operations (millions) $12.9 $7.4 +75% Capital Expenditures (millions) $2.6 $0.1 N/M(1) Free Cash Flow (millions) $10.3 $7.3 +41% New Depositing Customers (thousands) 89 69 +29% YTD 2021 Financial Results (unaudited) NM = not meaningful 1)

Adjusted figures represent non-IFRS information. See “Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers. Leverage is defined as Net Debt as a proportion of Adjusted EBITDA. Net Debt is defined as Borrowings less Cash and Cash Equivalents 2021-2023 Financial Targets Average total revenue growth expected to exceed 40% In respect of our European business, plan to grow faster than the European gambling market over a business cycle In respect of the United States, plan to take market share and be a significant actor in the market over the long-term Growth Margin Average Adjusted EBITDA margin(1) expected to exceed 40% Adjusted EBITDA margin may deviate from the target short-term due to heavy investments into U.S. expansion Leverage(2) Net debt(3) of under 2.5 times Adjusted EBITDA Cash and cash equivalents of $53.2 million and Borrowings of $5.9 million as of September 30, 2021 > 40% Adj. EBITDA Margin > 40% Avg. Revenue Growth < 2.5x Net Debt

FY 2021 Outlook Expected to exceed > 40% year-on-year Revenue growth target for FY 2021 Expected to achieve ≥ 40% Adjusted EBITDA(1) margin target for FY 2021 Outlook does not consider potentially incurring further borrowings in FY 2021 Outlook does not consider any consolidated revenue from potential M&A in FY 2021 Q1 and Q4 are typically seasonally stronger quarters Focused on increasing penetration of U.S. market, gaining share in current footprint of regulated European markets as well as newly regulated Canadian markets Adjusted figures represent non-IFRS information. See “Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers.

CONFIDENTIAL & PRIVATE Appendix: Financial Tables

Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited) (USD in thousands) THREE MONTHS ENDED SEPTEMBER 30, NINE MONTHS ENDED SEPTEMBER 30, 2021 2020 2021 2020 Revenue 10,123 7,406 32,032 17,713 Sales and marketing expenses (3,587) (1,790) (9,435) (5,661) Technology expenses (1,123) (663) (2,757) (1,705) General and administrative expenses (2,978) (1,402) (9,137) (3,347) Allowance for credit losses (34) (76) 66 (239) Operating profit 2,401 3,475 10,769 6,761 (Losses) gains on financial liability at fair value through profit or loss — (411) — 1,810 Finance income 884 13 1,436 328 Finance expense (591) (468) (1,352) (1,636) Income before tax 2,694 2,609 10,853 7,263 Income tax credit (charge) 1,981 (306) 733 (653) Net income for the period attributable to the equity holders 4,675 2,303 11,586 6,610 Other comprehensive income Exchange differences on translating foreign currencies (1,785) 784 (2,987) 750 Total comprehensive income for the period attributable to the equity holders 2,890 3,087 8,599 7,360 Net income per share attributable to ordinary shareholders, basic 0.14 0.08 0.39 0.24 Net income per share attributable to ordinary shareholders, diluted 0.13 0.08 0.34 0.22

Condensed Consolidated Statements of Financial Position (Unaudited) (USD in thousands)     SEPTEMBER 30, 2021     DECEMBER 31, 2020   ASSETS             Non-current assets             Property and equipment     535       515   Intangible assets     23,073       23,560   Right-of-use assets     1,564       1,799   Deferred tax asset     7,323       5,778   Total non-current assets     32,495       31,652   Current assets             Trade and other receivables     5,993       5,506   Cash and cash equivalents     53,160       8,225   Total current assets     59,153       13,731   Total assets     91,648       45,383   EQUITY AND LIABILITIES             Equity             Share capital     —       64   Capital reserve     55,895       19,979   Share options and warrants reserve     1,908       296   Foreign exchange translation reserve     (457)     2,530   Retained earnings     22,929       11,343   Total equity     80,275       34,212   Non-current liabilities             Borrowings     5,919       5,937   Lease liability     1,365       1,562   Total non-current liabilities     7,284       7,499   Current liabilities             Trade and other payables     2,995       2,428   Borrowings and accrued interest     —       23   Lease liability     405       413   Income tax payable     689       808   Total current liabilities     4,089       3,672   Total liabilities     11,373       11,171   Total equity and liabilities     91,648       45,383

Condensed Consolidated Statements of Cash Flows (Unaudited) (USD in thousands)     THREE MONTHS ENDED SEPTEMBER 30,   NINE MONTHS ENDED SEPTEMBER 30,     2021   2020   2021   2020 Cash flow from operating activities                 Income before tax   2,694   2,609   10,853   7,263 Finance (income) expenses, net   (293)   455   (84)   1,308 Losses (gains) on financial instruments valuation   —   411   —   (1,810) Adjustments for non-cash items:                 Depreciation and amortization   585   552   1,801   1,603 Movements in credit loss allowance   34   76   (66)   239 Other write offs   87   —   87   — Share option charge   402   —   1,466   — Cash flows from operating activities before changes in working capital   3,509   4,103   14,057   8,603 Changes in working capital                 Trade and other receivables   503   60   (741)   (1,081) Trade and other payables   (1,903)   11   807   51 Income tax paid   (728)   (206)   (1,264)   (206) Cash flows generated by operating activities   1,381   3,968   12,859   7,367 Cash flows from investing activities                 Acquisition of property and equipment   (62)   (51)   (227)   (68) Acquisition of intangible assets   (565)   —   (2,359)   — Cash flows used in investing activities   (627)   (51)   (2,586)   (68) Cash flows from financing activities                 Issue of ordinary shares and share warrants   41,922   —   41,922   630 Equity issue costs   (6,070)   —   (6,070)   (40) Repayment of notes and bonds   —   —   —   (3,444) Interest paid   (243)   —   (364)   (677) Warrants repurchased   —   —   —   (129) Principal paid on lease liability   (64)   (76)   (159)   (151) Interest paid on lease liability   (47)   (46)   (143)   (145) Cash flows generated from (used in) financing activities   35,498   (122)   35,186   (3,956) Net movement in cash and cash equivalents   36,252   3,795   45,459   3,343 Cash and cash equivalents at the beginning of the period   17,168   6,958   8,225   6,992 Net foreign exchange differences on cash and cash equivalents   (260)   98   (524)   516 Cash and cash equivalents at the end of the period   53,160   10,851   53,160   10,851

Adjusted EBITDA and Adjusted EBITDA Margin Reconciliation

	THREE MONTHS ENDED SEPTEMBER 30, 2021	THREE MONTHS ENDED SEPTEMBER 30, 2020	CHANGE $	CHANGE %	NINE MONTHS ENDED SEPTEMBER 30, 2021	NINE MONTHS ENDED SEPTEMBER 30, 2020	CHANGE $	CHANGE %
	(in thousands USD, unaudited)				(in thousands USD, unaudited)			
Net income for the period attributable to the equity holders	$ 4,675	$ 2,303	2,372	103%	$ 11,586	$ 6,610	4,976	75%
Add Back:								
Net finance (income) costs[1]	(293)	866	(1,159)	(134)%	(84)	(502)	418	(83)%
Income tax (credit) charge	(1,981)	306	(2,287)	(747)%	(733)	653	(1,386)	(212)%
Depreciation expense	42	31	11	35%	124	90	34	38%
Amortization expense	543	521	22	4%	1,677	1,513	164	11%
EBITDA	$ 2,986	$ 4,027	(1,041)	(26)%	$ 12,570	$ 8,364	4,206	50%
Share-based payments	402	—	402	100%	1,466	—	1,466	100%
Non-recurring accounting and legal fees related to the offering	76	—	76	100%	974	—	974	100%
Non-recurring employees' bonuses related to the offering	—	—	—	—	1,097	—	1,097	100%
Non-recurring related to lease termination	—	—	—	—	—	155	(155)	(100)%
Adjusted EBITDA	$ 3,464	$ 4,027	$ (563)	(14)%	$ 16,107	$ 8,519	$ 7,588	89%

	THREE MONTHS ENDED SEPTEMBER 30, 2021	THREE MONTHS ENDED SEPTEMBER 30, 2020	CHANGE $	CHANGE %	NINE MONTHS ENDED SEPTEMBER 30, 2021	NINE MONTHS ENDED SEPTEMBER 30, 2020	CHANGE $	CHANGE %
	(in thousands USD, unaudited)				(in thousands USD, unaudited)			
Revenue	$ 10,123	$ 7,406	2,717	37%	$ 32,032	$ 17,713	14,319	81%
Adjusted EBITDA	$ 3,464	$ 4,027	(563)	(14)%	$ 16,107	$ 8,519	7,588	89%
Adjusted EBITDA Margin	34%	54%	n/m	n/m	50%	48%	n/m	n/m

n/m = not meaningful

1) Net finance (income) costs is comprised of gains/losses on financial liability at fair value through profit or loss, finance income, and finance expense.

Gambling.com GROUP

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Free Cash Flow Reconciliation Earnings Per Share n/m = not meaningful     THREE MONTHS ENDED SEPTEMBER 30,   NINE MONTHS ENDED SEPTEMBER 30,     2021   2020   2021   2020     (in thousands USD, except for share and per share data, unaudited) Net income for the period attributable to the equity holders   4,675   2,303   11,586   6,610 Weighted-average number of ordinary shares, basic   32,364,114   27,570,812   29,830,319   27,486,143 Net income per share attributable to ordinary shareholders, basic   0.14   0.08   0.39   0.24 Net income for the period attributable to the equity holders   4,675   2,303   11,586   6,610 Weighted-average number of ordinary shares, diluted   36,184,575   30,666,166   33,640,305   30,725,252 Net income per share attributable to ordinary shareholders, diluted   0.13   0.08   0.34   0.22     THREE MONTHS ENDED SEPTEMBER 30,   CHANGE   NINE MONTHS ENDED SEPTEMBER 30,   CHANGE     2021   2020   $   %   2021   2020   $   %     (in thousands USD, unaudited)           (in thousands USD, unaudited)         Cash flows generated by operating activities   $1,381   $3,968   (2,587)   (65)%   $12,859   $7,367   5,492   75% Capital Expenditures   (627)   (51)   (576)   n/m   (2,586)   (68)   (2,518)   n/m Free Cash Flow   $754   $3,917   (3,163)   (81)%   $10,273   $7,299   $2,974   41%